

December 31, 2012

<u>Via E-mail</u>
Jack Potts
Principal Financial Officer
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: Inland American Real Estate Trust, Inc.**
> **Form 10-K**
> **Filed March 8, 2012**
> **File No. 000-51609**

Dear Mr. Potts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Properties, page 28</u>

1.   We note, for each segment, you have provided disclosure regarding lease expirations for the next five years. Please revise future Exchange Act periodic reports to provide this disclosure for the next ten years. Additionally, please provide disclosure regarding your average effective rent per square foot for each segment as appropriate.

<u>Share Repurchase Program, page 33</u>

2.   We note that you have provided disclosure regarding three months of redemption requests and the risk factor disclosure on page 18 that "you may not be able to sell your shares, including through the share repurchase program." In future Exchange Act periodic reports, please revise to highlight as a separate risk all the limitations and restrictions of your share repurchase program.

Item 7. Management's Discussion and Analysis …, page 38

Segment Reporting, page 43

3.   We note, for certain segments, that you refer to physical and economic occupancy. In future Exchange Act reports, please explain these terms.

Distributions, page 55

4.   Please advise whether the distribution table takes into account all distributions paid, including any amounts reinvested through your dividend reinvestment plan. We note the disclosure on page 18 that your manager forewent a significant portion of the fee to which it was entitled. As applicable, in future Exchange Act periodic reports, please highlight the waiver of management fees as a source for your distribution payments, quantify the amount of fees waived and explain that you may not have this source available in the future. In addition, please clarify whether your manager has deferred any fees and quantify such amount as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel